K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 27, 2014

FILED VIA EDGAR

Mr. Patrick Scott

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)

- Legg Mason BW Dynamic Large Cap Value Fund (the “fund”)

- Class A, Class C, Class FI, Class R, Class I and Class IS

File Nos.: 811-22338; 333-162441

Dear Mr. Scott:

This letter responds to your comments, discussed in our telephone conversation on September 17, 2014, regarding your review of Post-Effective Amendment No. 81 to the Registrant’s registration statement on behalf of the fund. The registrant filed Post-Effective Amendment No. 82 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”) to designate a new effective date for the Registrant’s registration statement. Post-Effective Amendment No. 82 will become effective on October 31, 2014 pursuant to Rule 485(b) under the 1933 Act. As discussed with you on October 31, 2014, we intend to file Post-Effective Amendment No. 83 pursuant to Rule 485(b) under the 1933 Act to reflect responses to your comments as described below as well as certain non-material clarifying and conforming changes.

1.	Comment: Please provide Tandy representations with the Registrant’s response to comments.

Response: The Registrant’s Tandy representations are enclosed with this letter.

2.	Comment: Please include ticker symbols on the cover of the prospectus and statement of additional information, if applicable.

Response: The Registrant has included ticker symbols for Classes A, C, R, I and IS. A ticker symbol for Class FI will be added at a later date when the Registrant launches that Class.

3.	Comment: Please delete from the expense limitation footnote to the “Shareholder fees” table, the sentence that reads: “In addition, total annual fund operating expenses for Class IS shares will not exceed total annual fund operating expenses for Class I shares.” The statement is unnecessary since annual fund operating expenses for Class IS are already capped at a level lower than those for Class I.

Response: The Registrant respectfully submits that the sentence “In addition, total annual fund operating expenses for Class IS shares will not exceed total annual fund operating

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

October 27, 2014

expenses for Class I shares.” is necessary to appropriately describe the fund’s expense limitation arrangements. The Registrant notes that due to expenses that are excluded from the fund’s expense limitation arrangements, it is possible that the total annual fund operating expenses attributable to a specific class might exceed the expense limit in effect for that class. These excluded expenses are reflected in “other expenses.” Understanding this, the fund’s expense limitation arrangements include an additional further limitation for Class IS that its total annual fund operating expenses, even taking into account expenses that as just described may cause it to exceed its expense limit, will not exceed the total annual fund operating expenses of Class I shares. The Registrant believes the sentence describing this limitation is necessary to fully inform investors about the potential fee waiver to which the Class IS shares are subject.

4.	Comment: Please delete the parenthetical that reads “(may be reduced over time)” from the “Shareholder fees” table and add a new footnote to the table that reads: “Maximum deferred sales charge (load) may be reduced over time.”

Response: The Registrant has deleted the parenthetical and added the footnote as requested.

5.	Comment: Please confirm whether the “Shareholder fees” table is for a new fund or for an accounting survivor of a predecessor fund and confirm that the description of other expenses is accurate. If information shown is for a new fund, please delete the “5 years” and “10 years” columns from the expense example in accordance with Instruction 6 to Item 3.

Response: The Registrant confirms that the “Shareholder fees” table and example provide information for the accounting survivor of a predecessor fund and has revised footnote 2 to the table to read ““Other expenses” are based on the expenses of a predecessor fund adjusted to reflect the higher expenses of the fund.” The Registrant has made no change to the expense example.

6.	Comment: The “Principal investment strategies” section of the prospectus discloses that the fund may invest in exchange traded funds. Please confirm whether the “Shareholder fees” table should contain acquired fund fees and expenses as a separate line item.

Response: The Registrant confirms that the fund’s acquired fund fees and expenses are not expected to exceed 0.01 percent of the fund’s average net assets. The Registrant has also determined that investments in exchange traded funds will not be a principal investment strategy of the fund and has revised the principal investment strategies section of the prospectus accordingly.

7.	Comment: In the “Principal investment strategies” section, please revise the first sentences of the first and second paragraph so that they are in “plain English.”

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

October 27, 2014

Response: The Registrant has revised the sentences as follows:

Original:

The portfolio managers use a proprietary quantitative model that evaluates multiple factors and employs structured rules to identify investments for the fund over the full market cycle.

Revised:

The portfolio managers use a proprietary quantitative model to identify investments for the fund. To identify investments, the model evaluates multiple quantitative characteristics for each potential stock investment and applies specific rules to select the most attractive stocks for investment based on these characteristics.

Original:

The fund may invest in exchange-traded funds (“ETFs”) to pursue its investment strategies, primarily to equitize available cash.

Revised:

As discussed in the response to Comment 6, the Registrant has determined that investments in exchange traded funds will not be a principal investment strategy of the Fund and has deleted this disclosure.

8.	Comment: In the “Principal investment strategies” section, please provide a capitalization range for the Russell 1000® Index as of a more recent date, if one is available.

Response: The Registrant has made the requested change and added a capitalization range as of September 30, 2014.

9.	Comment: Please consider whether “Foreign market exposure risk” is a principal risk of the fund.

Response: The Registrant has considered this comment and determined that “Foreign market exposure risk” is not a principal risk of the fund. The Registrant has moved the description of this risk to the section of the prospectus titled “More on the fund’s investment strategies, investments and risks.”

10.	Comment: Please confirm that the Registrant will add the fund to the website connected to the hyperlink contained in the “Performance” section of the prospectus and to any other hyperlinks contained in the prospectus after the fund launches.

Response: The Registrant confirms that once the fund’s registration statement is effective, the fund will be added to the website connected to each hyperlink included in the prospectus and its name will appear on all appropriate lists of funds accessible through each hyperlink.

11.	Comment: Please explain why some language in the predecessor “Performance” section of the prospectus is bracketed. If the language is bracketed because it is still being considered and may change materially, please note this in the letter.

Response: The Registrant bracketed certain language in the “Performance” section of the prospectus because the details about the transfer of the predecessor fund’s performance and assets were not final at the time of the fund’s 485(a) filing. The Registrant confirms that the bracketed language has not materially changed.

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

October 27, 2014

12.	Comment: Please file audited financials of the predecessor fund as an exhibit to the Registrant’s registration statement.

Response: The Registrant confirms that audited financials of the predecessor fund will be filed as an exhibit to Post-Effective Amendment No. 83.

13.	Comment: Please revise either the fourth sentence or the sixth and seventh sentences of the second full paragraph of the “Performance” section to clarify how the fund meets the standards outlined in the Mass Mutual No-Action Letters, particularly with respect to the references to “restrictions” in those sentences.

Response: The Registrant has revised the sixth sentence as follows to reflect that although the fund is subject to the restrictions of the Investment Company Act, to which the predecessor was not, the restrictions are not expected to have a materials effect on the fund’s investment program. The second sentence accurately states that the investment policies, investment objective, investment guidelines and investment restrictions of the fund are in all material respects equivalent to those of the Predecessor.

This fund is the successor to a private fund (the “Predecessor”). The performance in the accompanying bar chart and table is that of the Predecessor. On October 31, 2014, the Predecessor transferred its assets to the fund in exchange for the fund’s Class IS shares. The investment policies, objectives, guidelines and restrictions of the fund are in all material respects equivalent to those of the Predecessor. In addition, the Predecessor’s portfolio managers are the current portfolio managers of the fund. As a mutual fund registered under the Investment Company Act of 1940, the fund is subject to certain restrictions under the 1940 Act and the Internal Revenue Code to which the Predecessor was not subject. Had the Predecessor been registered under the 1940 Act and been subject to the provisions of the 1940 Act and the Code, its investment performance ~~may~~ could have been adversely affected~~. [~~, but these restrictions are not expected to have a material effect on the fund’s investment program. The performance information reflects the gross expenses of the Predecessor adjusted to reflect the ~~[~~higher~~]~~ fees and expenses of Class IS of the fund. The performance is shown net of an annual management fee of 0.55% and other expenses of 0.10% which reflects the application of the Class IS expense limitation agreement.~~]~~ If the expense limitation agreement were not applicable, expenses would be higher and performance lower.

14.	Comment: Please confirm supplementally whether the fund has complied with the conditions set forth in the MassMutual Institutional Funds no-action letter with respect to its use of predecessor fund performance and explain the manner in which the fund has satisfied each condition. In addition, please confirm that the predecessor fund was created for purposes entirely unrelated to the establishment of a performance record.

Response: The Registrant has confirmed that the fund has complied with the conditions set forth in the MassMutual Institutional Funds no-action letter.

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

October 27, 2014

The fund has complied with the MassMutual Institutional Funds no-action letter conditions in the following ways: (1) the predecessor transferred all of its assets to the fund in exchange for the fund’s Class IS shares; (2) the investment policies, objectives, guidelines and restrictions of the fund are in all material respects equivalent to those of the predecessor fund; (3) aside from investment restrictions to which the fund is subject because it is a mutual fund registered under the Investment Company Act of 1940, the investment management practices and financial characteristics of the predecessor fund are in all material respects identical to those of the fund; (4) the investment advisor and sub-adviser for the fund are identical to those of the predecessor fund; and (5) the predecessor fund will cease to exist following the transfer.

The manager to the predecessor fund has confirmed that the predecessor fund was created for purposes entirely unrelated to the establishment of a performance record.

15.	Comment: Please clarify in the paragraph that discusses after tax returns following the performance tables that because of the tax character of the predecessor fund, no after tax returns are reflected.

Response: The Registrant has determined to include after tax returns in the performance tables. As such, the Registrant did not add the requested clarifying language.

16.	Comment: Please revise the disclosure in the “More on the fund’s investment strategies, investments and risks” section of the prospectus so that it is clear which investment strategies and risks are principal and which are non-principal for the fund, per Item 9 of Form N-1A.

Response: The Registrant has reviewed the requirements of Item 9(b) and 9(c) of Form N-1A and believes that the disclosure contained in the prospectus complies with those Items. The disclosure in the “More on the fund’s investment strategies, investments and risks” elaborates on the fund’s principal investment strategies, investments and risks as required by Item 9 of Form N-1A. The Registrant notes that the headings used in the sections of the prospectus titled “Principal investment strategies” and “More on the fund’s investment strategies, investments and risks” allow an investor to easily identify and match risk disclosures that appear in both.

In addition, the Registrant has determined to move certain risk disclosures out of the “Principal investment strategies” section and instead have them appear only in the “More on the fund’s investment strategies, investments and risks” section of the prospectus. Examples of these include: Risk of increase in expenses and Foreign market exposure risk.

17.	Comment: In the “More on the fund’s investment strategies, investments and risks” section, please disclose the effect of taking defensive positions in the paragraph titled “defensive investing,” per Item 9(b), Instruction 6 of Form N-1A.

Response: The Registrant respectfully submits that Item 9(b), Instruction 6 of Form N-1A does not require that the disclosure stating that the fund may take temporary defensive

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

October 27, 2014

positions appear immediately prior to disclosure about the effect of taking such a position. The requested disclosure regarding the effect of taking defensive positions already appears in the second paragraph on page 9 of the prospectus in the “More on the fund’s investment strategies, investments and risks” section of the prospectus. The titles to both sections reference “defensive investing” and the Registrant believes the current presentation is both responsive to the Form N-1A requirements and clear to investors.

18.	Comment: If related performance will be included in the prospectus, please include the same clarification requested in Comment 15 above in the related performance section of the prospectus.

Response: The Registrant has deleted related performance from the fund’s prospectus, therefore the requested change is not applicable.

19.	Comment: If related performance will be included in the prospectus, please confirm that the Registrant has information to support its related performance calculation under Section 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Registrant has deleted related performance from the fund’s prospectus, therefore the requested change is not applicable.

20.	Comment: If related performance will be included in the prospectus, please confirm that the Registrant used the standardized SEC method to calculate related performance, rather than the Global Investment Performance Standards (GIPS) method.

Response: The Registrant has deleted related performance from the fund’s prospectus, therefore the requested change is not applicable.

*            *             *            *            *

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9403 or Ndenisarya M. Bregasi at (202) 778-9021.

Sincerely,

/s/ Marguerite W. Laurent

Marguerite W. Laurent

Legg Mason Global Asset Management Trust

620 Eight Avenue, 49th Floor

New York, New York 10018

October 27, 2014

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Trust”)

- Legg Mason BW Dynamic Large Cap Value Fund (the “Fund”)

- Class A, Class C, Class FI, Class R, Class I and Class IS

File Nos.: 811-22338; 333-162441

Ladies and Gentleman:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A of Legg Global Asset Management Trust on behalf of Legg Mason BW Dynamic Large Cap Value Fund, a series of the Trust, as filed with the Commission on August 6, 2014 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason Global Asset Management Trust

By:	/s/ Rosemary D. Emmens
Name: Rosemary D. Emmens
Title: Assistant Secretary